Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

September 30, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Jeffrey Long

Re:	Harris & Harris Group, Inc. Form 10-K for the year ended December 31, 2013 Filed on March 17, 2014 File No. 814-00176

Dear Mr. Long:

On behalf of our client, Harris & Harris Group, Inc. (the “Company”), we are submitting this letter in response to the oral comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by telephone on September 17, 2014 (the “Comments”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the Commission on March 17, 2014.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items provided in the Comments. For the convenience of the Staff, each of the Comments is restated in bold italics prior to the Company’s response.

Consolidated Schedule of Investments

1.	Item 8.6 of Form N-2 requires business development companies to provide an indication in its Schedule of Investments of those investments that are not qualifying investments under Section 55(a) of the Investment Company Act of 1940, as amended (the "1940 Act") and, in a footnote, briefly to explain the significance of non-qualification. Add a footnote for each investment on the Consolidated Schedule of Investments that is nonqualifying under Section 55(a) of the 1940 Act.

The Company will update future filings to include the disclosure required by Item 8.6 of Form N-2. As of December 31, 2013, only one of our portfolio companies, D-Wave Systems, Inc., was a non-qualifying investment under Section 55(a) of the 1940 Act.

2.	Rule 12-12 of Regulation S-X requires that the Company indicate by an appropriate symbol each issue of securities that is non-income producing. In the Consolidated Schedule of Investments, Kovio, Inc. was not marked as non-income producing but was valued at zero as of December 31, 2013. Did Kovio, Inc., pay dividends or interest within the last year even though it was valued at zero.

The Company did not indicate Kovio, Inc. as a non-income producing security because it paid interest during the year ended December 31, 2013.

3.	In future filings, ensure that the investments in U.S. Treasury bills include disclosure of the rate associated with the securities.

The Company undertakes to disclose in future Securities Exchange Act of 1934, as amended (“Exchange Act”) reports the rates associated with U.S. Treasury bills.

Consolidated Balance Sheet

4.	In future Exchange Act filings please include a separate line item for commitments and contingencies on the face of the Balance Sheet. We note your disclosure in Note 11 includes reference to a lease. If there are other contingencies arising from investments in portfolio companies, discuss those as well.

The Company undertakes in future Exchange Act reports to include a separate line item for commitments and contingencies. Please note that the Company does not view these commitments and contingencies to be material and the Company did not have any commitments to fund portfolio companies as of December 31, 2013.

Consolidated Statement of Operations

5.	We note miscellaneous income disclosed in the Consolidated Statement of Operations was greater than 5% of total income. If any single item is greater than 5%, it should be broken out separately pursuant to Rule 6-07 of Regulation S-X.

The Company undertakes to disclose the above-referenced item in future Exchange Act reports to include separate disclosure if a single item is greater than 5% of total income. As of December 31, 2013, Miscellaneous Income was comprised of $80,000 in rental income related to a sub-lease at H&H Ventures Management, Inc., the Company’s wholly-owned subsidiary, and $46,243 in yield enhancement fees for the Company’s venture debt portfolio. Both items were greater than 5% of total income; however, the Company did not view these items to be material.

Notes to Financial Statements

6.	Note 1 discloses the Company’s subsidiary, H&H Ventures Management, Inc., is a C Corporation formed to hold interests in portfolio companies. Please inform the Staff on a supplementary basis in more detail about what investments are held by such entity.

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Please be advised that all investments in portfolio companies have been held directly by the Company since 2007.

Harris Partners I, L.P, is a limited partnership and, was formed to hold certain interests in portfolio companies. The partners of Harris Partners I, L.P., are H&H Ventures Management, Inc. (sole general partner) and the Company (sole limited partner). H&H Ventures Management, Inc. pays taxes on income generated by its operations as well as on any non-passive investment income generated by the Company. Harris Partners I, L.P. has not held any portfolio company investments since 2007.

7.	Note 2 Significant Accounting Policies discloses milestone payments that are considered derivatives. Are these derivatives considered a gain contingency? Please inform the Staff on a supplementary basis your rationale for making these milestone payments a derivative and not contingency gain.

It is the view of the Company that the milestone payments meet the definition of a derivative under ASC 815-10-15 in that the milestone payments are based on a contract having one or more underlyings and having one or more notional amounts. The underlyings are the occurrence or nonoccurrence of specified events such as license filings, FDA approval and the occurrence of sales and cumulative sales figures. Each of these underlyings is tied to a separate notional amount. As such, the Company accounts for the milestone payments as a derivative contract and fair values the contract at each reporting period.

Financial Highlights

8.	Item 4.1(k) Financial Highlights of Form N-2 requires disclosure of the portfolio turnover rate. Please include this disclosure in future Exchange Act reports.

This ratio is required by Form N-2, but is not a required financial highlight ratio under U.S. GAAP pursuant to ASC 975-205-50-10 through 15. Accordingly, the Company respectfully refers the Staff to General Instruction No. 1 to Item 4.1 of Form N-2, which states that a business development company may omit the financial highlights information required by Item 4.1. Additionally, management does not believe that portfolio turnover provides relevant information about the Company's business. The portfolio turnover rate is a measure most applicable to mutual funds and closed-end funds that invest in publicly-traded securities, to provide investors with information regarding brokerage expenses paid as well as for informational purposes relevant to investors regarding the tax burden associated with the fund. The portfolio turnover rate is not a relevant indicator for venture capital companies, such as the Company, as they generally do not pay brokerage fees for their privately-held portfolio companies and hold investments for periods in excess of one year.

9.	In Financial Highlights, the Company discloses expense ratios and ratios of net income to one tenth of one percent. In future Exchange Act reports, please disclose these ratios to the nearest of one hundredth of one percent.

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The Company undertakes to disclose in future Exchange Act reports the expense ratios and ratios of net income to the nearest one hundredth of one percent.

10.	Please confirm that the ratio of operating expenses to average net assets includes income tax expense.

The ratio of operating expenses to average net assets did not include income tax expense at December 31, 2013. The Company undertakes to include the ratio of operating expenses to average net assets calculated both before and after the effects of income tax in future Exchange Act reports. Inclusion of income tax does not have a material impact on the calculations at December 31, 2013.

We understand that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Patricia N. Egan, the Company’s Chief Financial Officer at 212-582-0900, ext. 22 or the undersigned at 212-969-3248 should you have any questions or additional comments.

Yours truly,

/s/ Sandra M. Forman

Sandra M. Forman, Esq.

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